Filed by ReNew Energy Global Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RMG Acquisition Corporation II

Commission File No. 001-39776

Business Standard – Betting on green

Business Standard

March 3, 2021

India’s largest clean power producer ReNew Power will soon merge with blank-check company RMG Acquisition Corp. II, then become Renew Energy Global, and trade on the Nasdaq.

The merger will extend a wave of clean-tech deals involving special purpose acquisition companies in the US, to include India’s growing renewables market. Announced last month, the deal will give Goldman Sachs-backed ReNew—which has over 5 gigawatts of commissioned capacity—an enterprise value of $8 billion. In January, Total of France said it was acquiring a 50 per cent stake in the 2.4 gigawatts operating solar portfolio owned by Adani Green Energy, as well as a 20 per cent minority stake in the company, in a $2.5-billion deal.

There has been a recent spurt of investor interest in India’s renewables space, with the outlook for the sector, as well as for electricity demand growth, remaining strong.

Solar debutants

Besides the direct investment deals, the list of “debutants” in India’s solar auctions also tells a similar story. Companies like Italy’s Enel and Saudi Arabia’s Aljomaih Energy and Water seem to have adopted an aggressive “bid-to-win” strategy. However, some like Vena Energy (portfolio company of Global Infrastructure Partners) managed to secure higher tariffs than others, according to BloombergNEF’s lead solar analyst, Rohit Gadre.

The first-time winners of 2020 auctions also include Indian companies like Torrent Power, Axis Energy and SJVN, a public sector firm.

“Intense competition at auctions and the continuous entry of new bidders, shows that power producers remain bullish on India’s solar prospects,” said Gadre. The competition led to solar tariffs touching a new record low of INR 1.99 per unit last year. This interest is despite the challenges posed by the financial distress of many distribution companies, and various other systemic issues. The investment in India’s wind sector, in contrast, has been subdued, with tariffs edging up and some bids under-subscribed. The debutant in this sector was JSW Energy, which bagged 810 megawatts in the only wind auction of 2020 with a tariff close to INR 3 per unit. According to the auction terms announced, there is an option to add up to 20 per cent solar in the project mix, but that is not mandatory.

In January 2021, India’s solar capacity surpassed that in wind. According to data on the website of the Ministry of New and Renewable Energy, solar power capacity totalled 38.79 gigawatts at the end of January, while wind power installations were at 38.68 gigawatts. The crossover was expected, and fits in with the fact that the target for solar capacity by December 2022 is 100 gigawatts, while that for wind is 60 gigawatts.

Top country

China is the world’s largest investor in the energy transition, and it looks set to maintain its top slot with the new targets announced for 2030. The National Energy Administration of China has proposed new green power mandates for grid operators, power distributors and retailers that imply a cumulative wind and solar capacity of 1,580 gigawatts by 2030, according to BNEF estimates. This tops the 1,200 gigawatts cumulative target announced by President Xi Jinping at the Climate Ambition Summit in December.

China also remained the largest investor in renewable energy last year, with its $84 billion spend marginally surpassing the $82 billion total of European countries, according to BNEF. The US was at $49 billion. The world’s most populous country, and the largest emitter, has committed to reach net-zero emissions before 2060.

ADB and energy transition

The Asian Development Bank is reworking its energy financing strategy to help developing countries in the region with their energy transitions.

In addition to reflecting in its new strategy the “dramatic” decline in the cost of renewables, ADB will also look at the opportunities presented by technologies such as hydrogen, energy storage, micro-grids, artificial intelligence, blockchain, carbon capture and storage, Yongping Zhai, ADB’s energy sector group chief told BNEF in an interview.

The bank aims to provide $80 billion in climate financing over 2019-2030, including funding for climate mitigation as well as climate adaptation. Almost all of its climate financing is for low- and middle-income countries.

*********************

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between ReNew Power Private Limited (“ReNew”), ReNew Energy Global Limited (“PubCo”) and RMG Acquisition Corporation II (“RMG II”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by ReNew and the markets in which it operates, and ReNew’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RMG II’s securities, (ii) the risk that the transaction may not be completed by RMG II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RMG II, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of RMG II and ReNew, the satisfaction of the minimum trust account amount following redemptions by RMG II’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on ReNew’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of ReNew or diverts management’s attention from ReNew’s ongoing business operations and potential difficulties in ReNew employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against ReNew, RMG II or their respective directors or officers related to the agreement and plan of merger or the proposed transaction, (ix) the amount of the costs, fees, expenses and other charges related to the proposed transaction, (x) the ability to maintain the listing of RMG II’s securities on The Nasdaq Stock Market LLC, (xi) the price of RMG II’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which ReNew plans to operate, variations in performance across competitors, changes in laws and regulations affecting ReNew’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, including the conversion of pre-orders into binding orders, (xiii) the ability of RMG II to issue equity or equity-linked securities in connection with the transaction or in the future, (xiv) the risk of downturns in the renewable energy industry and (xv) the impact of the global COVID-19 pandemic on any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, RMG II’s Quarterly Report on Form 10-Q and other documents filed by PubCo or RMG II from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and PubCo and RMG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither ReNew nor RMG II gives any assurance that either ReNew or RMG II will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by ReNew or RMG II or any other person that the events or circumstances described in such statement are material.

Important Information and Where to Find It

This document relates to a proposed transaction between ReNew and RMG II. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. PubCo intends to file a registration statement on Form F-4 that will include a proxy statement of RMG II, a consent solicitation statement of PubCo and a prospectus of PubCo. The proxy statement/consent solicitation statement/prospectus will be sent to all RMG II and PubCo shareholders. RMG II also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RMG II and PubCo are urged to read the registration statement, the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RMG II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by RMG II may be obtained free of charge from RMG II’s website at www.rmgacquisition.com or by written request to RMG II at RMG Acquisition Corporation II, 50 West Street, Suite 40C, New York, New York 10006.

Participants in the Solicitation

RMG II, PubCo and ReNew and their respective directors and officers may be deemed to be participants in the solicitation of proxies from RMG II’s shareholders in connection with the proposed transaction. Information about RMG II’s directors and executive officers and their ownership of RMG II’s securities is set forth in RMG II’s filings with the SEC, including RMG II’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, which was filed with the SEC on January 25, 2021. To the extent that holdings of RMG II’s securities have changed since the amounts printed in RMG II’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

3